S

19008281

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

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SEC FILE NUMBER
8-43085

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2018 (MM/DD/YY) AND ENDING 12/31/2018 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: LEXINGTON INVESTMENT CO., INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2365 HARRODSBURG RD. SUITE B375
(No. and Street)

LEXINGTON	KY	40504
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

STANLEY S. KERRICK (859)224-7073
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RODEFER MOSS & CO. PLLC
(Name – *if individual, state last, first, middle name*)

608 MABRY HOOD RD.	KNOXVILLE	TN	37932
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC Mail Processing
MAR 0 4 2019
Washington, DC

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, STANLEY S. KERRICK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of LEXINGTON INVESTMENT CO., INC., as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROSS H CLEMENTS
Notary Public - State at Large
State of Kentucky
NOTARY ID 583336
My commission expires August 18, 2021

Signature

PRESIDENT

Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

LEXINGTON INVESTMENT COMPANY, INC.
Lexington, Kentucky

FINANCIAL STATEMENTS
AND SUPPLEMENTARY INFORMATION
December 31, 2018

CONTENTS

LEXINGTON INVESTMENT COMPANY, INC.
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2018

ASSETS	
Cash and cash equivalents	$ 264,625
Deposits with clearing organization and others	141,729
Receivables from clearing organization and other broker-dealers	129,878
Prepaid expenses	27,005
Deferred tax asset, net	872
TOTAL ASSETS	$ 564,109
LIABILITIES AND STOCKHOLDERS' EQUITY	
Liabilities	
Payables and accrued expenses	$ 30,276
Commissions payable	174,309
Income taxes payable	275
Total liabilities	204,860
Stockholders' equity	
Common stock, no par value, 1,000 shares authorized, 799 shares issued and outstanding	180,000
Retained earnings	179,249
Total stockholders' equity	359,249
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 564,109

The accompanying notes are an integral part
of the financial statements.

LEXINGTON INVESTMENT COMPANY, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED DECEMBER 31, 2018

REVENUES	
Revenue from contracts with customers	
Brokerage commissions	$ 606,642
Distribution fees	873,609
Total revenue from contracts with customers	1,480,251
Net dealer inventory and investment	218,052
Interest and dividends	5,794
Total revenues	1,704,097
EXPENSES	
Employee compensation and benefits	1,385,171
Clearing fees	119,694
Communications and data processing	39,385
Occupancy costs	66,586
Other operating expenses	104,885
Total expenses	1,715,721
NET (LOSS) BEFORE INCOME TAXES	(11,624)
Income tax benefit	(353)
NET (LOSS)	$ (11,271)

The accompanying notes are an integral part
of the financial statements.

LEXINGTON INVESTMENT COMPANY, INC.
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2018

	Common Stock Shares	Common Stock Amount	Retained Earnings	Total
Balance, January 1, 2018	799	$ 180,000	$ 210,495	$ 390,495
Net (loss)	-	-	(11,271)	(11,271)
Dividends	-	-	(19,975)	(19,975)
Balance, December 31, 2018	799	$ 180,000	$ 179,249	$ 359,249

The accompanying notes are an integral part of the financial statements.

LEXINGTON INVESTMENT COMPANY, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2018

CASH FLOWS FROM OPERATING ACTIVITIES	
Net (loss)	$ (11,271)
Adjustments to reconcile to net (loss) to net cash provided by (used in) operating activities:	
Depreciation	194
Provision for deferred income taxes	(628)
(Increase) in:	
Deposits with clearing organization	(1,827)
Receivables from clearing organization and other broker-dealers	(11,240)
Prepaid expenses	(1,283)
(Decrease) Increase in:	
Payables and accrued expenses	(8,486)
Commissions payable	13,861
Income taxes payable	(5,558)
Net cash (used in) operating activities	(26,238)
CASH FLOWS FROM FINANCING ACTIVITIES	
Dividends paid to stockholders	(19,975)
Net cash (used in) financing activities	(19,975)
NET DECREASE IN CASH AND CASH EQUIVALENTS	(46,213)
Cash and cash equivalents, beginning of year	310,838
CASH AND CASH EQUIVALENTS, END OF YEAR	$ 264,625
Supplemental disclosures of cash flow information	
Cash paid for income taxes	$ -

The accompanying notes are an integral part of the financial statements.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

This summary of significant accounting policies of Lexington Investment Company, Inc. (the Company) is presented to assist in understanding the Company's financial statements. The financial statements and notes are the representation of the Company's management who is responsible for their integrity and objectivity. These accounting policies conform to generally accepted accounting principles and have been consistently applied in the preparation of the financial statements.

Nature of Organization

Lexington Investment Company, Inc., is a registered broker-dealer with certain restrictions as outlined in an agreement with the Financial Industry Regulatory Authority, Inc. (FINRA), formerly the National Association of Securities Dealers (NASD). The Company was incorporated on June 19, 1990, issued its original common stock on September 5, 1990, and became registered with the Securities and Exchange Commission on November 19,1990.

Customer Funds

Lexington Investment Company, Inc., has agreed to not hold funds or securities for customers, or to owe money or securities to customers and does not carry accounts of, or for customers, except with respect to the purchase, sale and redemption of redeemable shares of registered investment companies or of interests or participation in insurance company separate accounts. In addition, the Company introduces and forwards all transactions and accounts of customers to another broker or dealer who carries such accounts on a fully-disclosed basis.

Method of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting. Accordingly, revenues are recognized when they are earned and expenses are recognized when they are incurred.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amount of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Furniture and Equipment

Furniture and equipment are recorded at historical cost and depreciated using the straight-line method over the estimated useful lives of the respective assets which range from five to ten years. The cost of repairs and maintenance is expensed as incurred. When furniture and equipment are retired, or otherwise disposed of, the cost and related accumulated depreciation are removed from the accounts, and any resulting gain or loss is reflected in income for the period. Depreciation expense for the year ended December 31, 2018, totaled $194.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

New Accounting Standards Adopted

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") 2014-09, Revenue from Contracts with Customers ("ASU 2014-09"), which completes the joint effort by the FASB and the International Accounting Standards Board to improve financial reporting by creating common revenue recognition guidance for GAAP and the International Financial Reporting Standards. The new guidance outlines a single, comprehensive model for entities to use in accounting for revenue arising from contracts with customers and supersedes most current revenue recognition guidance issued by the FASB, including industry specific guidance. ASU 2014-09 also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligations.

On January 1, 2018, the Company adopted ASU 2014-09 and all related amendments ("ASC 606") and applied its provisions to all contracts with customers using the modified retrospective method.

Recognition of Revenue

The Company's primary source of revenue is commissions generated by effecting trades for its customers most of whom are located in Central and Eastern Kentucky.

Commissions

Brokerage commissions. The Company buys and sells securities on behalf of its customers. Each time a customer enters into a buy or sell transaction, the Company charges a commission. Commissions and related clearing expenses are recorded on the trade date (the date that the Company fills the trade order by finding and contracting with a counterparty and confirms the trade with the customer). The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed upon and the risks and rewards of ownership have been transferred to/from the customer.

Distribution fees. The Company enters into arrangements with managed accounts or other pooled investment vehicles (funds) to distribute shares to investors. The Company may receive distribution fees paid by the fund up front, over time, upon the investor's exit from the fund (that is, a contingent deferred sales charge), or as a combination thereof. The Company believes that its performance obligation is the sale of securities to investors and as such this is fulfilled on the trade date. Any fixed amounts are recognized on the trade date and variable amounts are recognized to the extent it is probable that a significant revenue reversal will not occur once the uncertainty is resolved. For variable amounts, as the uncertainty is dependent on the value of the shares at future points in time as well as the length of time the investor remains in the fund, both of which are highly susceptible to factors outside the Company's influence, the Company does not believe that it can overcome this constraint until the market value of the fund and the investor activities are known, which are usually monthly or quarterly. Distribution fees recognized in the current period are primarily related to performance obligations that have been satisfied in prior periods.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Deposits with Clearing Organization and Others

Deposits with clearing organizations consist of cash, cash equivalents and other short-term securities.

Income Taxes

Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the bases of certain assets and liabilities for financial and tax reporting. Deferred taxes represent the future tax consequences of those differences which will either be deductible or taxable when the assets and liabilities are recovered or settled. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements utilizing currently enacted tax laws and rates. Deferred tax expense or benefit is recognized in the financial statements for the changes in deferred tax liabilities or assets between years.

The Company recognizes and measures its unrecognized tax benefits in accordance with FASB ASC 740, Income Taxes. The Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available or when an event occurs that necessitates an increase or decrease. The Company recognizes interest accrued related to unrecognized tax benefits in interest expense and any penalties as operating expenses.

Statement of Cash Flows

For purposes of this statement, short-term investments which have an original maturity of three months or less are considered cash equivalents.

Managements' Review of Subsequent Events

Management has evaluated events and transactions occurring subsequent to the balance sheet date for items that should potentially be recognized or disclosed in these financial statements. The evaluation was conducted through the date of the report, which is the date these financial statements were available to be issued.

2. CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities with banks, other financial institutions and other broker-dealers. In the event one of these parties does not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the credit worthiness of the other party to the transaction.

The Company maintains cash balances at several financial institutions. Accounts at these institutions are insured by the Federal Deposit Insurance Corporation up to $250,000. During the year, the balances at these financial institutions may exceed the FDIC insured limits.

3. ACCOUNTS AND NOTES RECEIVABLE

Receivables from clearing organization and other broker-dealers represent the amounts due from Lexington Investment Company, Inc.' s, clearing broker as well as other broker-dealers principally for commissions earned during the month of December. Payment is generally received in the month subsequent to year-end. Lexington Investment Company, Inc. does not require collateral under its present arrangement with these broker-dealers. No reserve for uncollectible receivables has been provided as management considers all receivables to be collectible in the ordinary course of business.

4. FURNITURE AND EQUIPMENT

As of December 31, 2018, furniture and equipment consisted of the following:

Furniture and fixtures	$ 9,931
Office equipment	43,285
Total furniture and equipment	53,216
Less: accumulated depreciation	(53,216)
Net furniture and equipment	$ -

5. OPERATING LEASE

The Company renewed its existing office space lease in May 2017. The Company had been operating under a month to month lease prior to the renewal. The new lease commenced on June 1, 2017 and terminates on May 31, 2019, with monthly payments of $5,349. Total occupancy expense for the Company's business premises amounted to $66,586 for the year ended December 31, 2018. Future minimum lease payments under this arrangement at December 31, 2018 are as follows:

2019	$ 26,745

6. NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 1 5c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2018, the Company's net capital totaled $306,586 which is $206,586 above its required net capital of $100,000. The aggregate indebtedness to net capital ratio at December 31, 2018, was .67 to 1.

7. INDEMNIFICATIONS

The Company indemnifies clients against potential losses incurred in the event certain third-party service providers, including sub-custodians and third-party brokers, execute transactions improperly. The potential future payments under this indemnification policy cannot be estimated. However, the Company believes that it is unlikely it will incur material obligations under this agreement; therefore, no contingent liability has been recognized in the accompanying financial statements.

8. PROVISION FOR INCOME TAXES

Lexington Investment Company, Inc. is taxed as a corporation. The amount provided for income taxes is based on income reported for financial statement purposes adjusted for permanent differences between reported financial and taxable income. Deferred income taxes are provided for timing differences related to certain income and expense items which are recognized for financial accounting purposes in one accounting period and for tax purposes in another accounting period.

These temporary timing differences relate to net operating and capital losses that carry forward, and to contributions that are not allowed for income tax purposes in the current year that carry forward to reduce future taxable income.

Income tax expense pertaining to continuing operations for 2018, consists of the following:

Current expense:	
Federal	$ -
State and local	275
Deferred	(628)
Total income tax benefit	$ (353)

Net deferred tax asset as of December 31, 2018, consists of the following:

Deferred tax asset:	
Capital loss carryforward	$ 5,953
NOL carryforward	8
Contribution carryforward	864
Gross deferred tax assets	7,605
Deferred tax liabilities:	
Valuation allowance	(5,953)
Gross deferred tax liabilities	(5,953)
Deferred tax asset, net	$ 872

8. PROVISION FOR INCOME TAXES (CONTINUED)

A valuation allowance is provided for the excess of the deferred tax asset over the deferred tax liability related to the capital loss carry forward, since it is uncertain if the tax benefits will ever be realized. The valuation allowance related to deferred tax assets did not change in 2018.

Tax laws enacted in 2017 lower federal tax rates beginning in 2018. The deferred tax asset has been reduced to reflect the newly enacted rates.

The total income tax provision differs from the amount that would be obtained by applying the federal statutory rate of 21% to income from continuing operations before income taxes, as follows:

Expected income tax benefit	$ (2,367)
State and local income taxes	275
Non-deductible expenses	1,739
Total income tax benefit	$ (353)

As of December 31, 2018, there are no identified uncertain tax positions. The Company files income tax returns in the U.S. federal jurisdiction and the state of Kentucky. The Company is no longer subject to U.S. federal income tax examinations by tax authorities for the years before 2015. With respect to the state of Kentucky, the Company is no longer subject to income tax audits for years before 2014.

In 2018, the Company incurred a net operating loss of $29, which carries forward indefinitely to offset future taxable income. At December 31, 2018, the Company has a capital loss carry forward totaling $22,898, which expires in 2019. These losses may offset against future capital gains should capital gains be realized before the expiration of the losses. Also, at December 31, 2018 the Company has contributions carryforward totaling $3,110 that may be offset against future taxable income through 2023.

9. STOCK REPURCHASE AGREEMENT

Lexington Investment Company Inc., has entered into a repurchase agreement with its stockholders under which Lexington Investment Company, Inc., has the right and option to repurchase a stockholder's outstanding shares in the event of the death, total disability, termination or withdrawal (referred to collectively as the redemption event) of the stockholder. In the event Lexington Investment Company, Inc. chooses to exercise its option to repurchase outstanding shares from a stockholder, the purchase price of the redeemed shares is based on the total stockholders' equity of Lexington investment Company, Inc., as of the valuation date, less the aggregate amount of any and all dividends or other distributions declared between the valuation date and the date of closing, divided by the number of shares issued and outstanding prior to the redemption event, multiplied by the number of shares being redeemed.

SUPPLEMENTARY INFORMATION

LEXINGTON INVESTMENT COMPANY, INC.
SCHEDULE A
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

NET CAPITAL		
Total stockholders' equity		$ 359,249
Deduct stockholders' equity not allowable for net capital		-
Total stockholders' equity qualified for net capital		359,249
Deductions and/ or charges:		
Cash on deposit at CRD	$ (786)	
Nonallowable accounts receivable	(24,000)	
Deferred tax asset, net	(872)	
Prepaid expense	(27,005)	
Furniture and equipment, net	-	
		(52,663)
Net capital before haircuts on securities positions		306,586
Haircuts on securities		-
NET CAPITAL		$ 306,586
Aggregate indebtness:		
Payables and accrued expenses	30,276	
Commissions payable	174,309	
Income taxes payable	275	
Total aggregate indebtness		$ 204,860
Computation of basic net capital requirements		
$217,860 divided by 15 or $100,000 minimum		$ 100,000
Excess net capital		$ 206,586
Ratio: aggregate indebtness to net capital		.67 to 1
Reconciliation with Company's computation:		
Net capital as reported in Company's Part II (unaudited) FOCUS report		$ 319,996
Effect of year-end adjustments on accounts included in net capital calculation		(13,410)
NET CAPITAL PER ABOVE		$ 306,586

See Report of Independent Registered Accounting Firm

LEXINGTON INVESTMENT COMPANY, INC.
SCHEDULE B
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENT UNDER RULE 15c3-3 OF THE SECURITIES AND EXCHANGE COMMISSION
December 31, 2018

Lexington Investment Company, Inc. had no notes payable collateralized by securities or secured customer receivables at any point throughout the year ended December 31, 2018. Therefore, a computation for determination of reserve requirements under Rule 15c3-3 of the Securities and Exchange Commission is not applicable.

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RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Shareholders
of Lexington Investment Company, Inc.

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of Lexington Investment Company, Inc. (the "Company") as of December 31, 2018 and the related statements of income, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements. In our opinion the financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information

The supplemental information presented, Schedule A - Computation of Net Capital under rule 15c3-1 of the SEC and Schedule B - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3, on pages 12 and 13 has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Rodefer Moss & Co, PLLC

We have served as Lexington Investment Company, Inc.'s auditor since 2015.
Knoxville, Tennessee
February 27, 2019

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RM
RODEFER MOSS & CO, PLLC

February 27, 2019

To Those Charged With Governance

In connection with our audit of the financial statements and supplemental information of Lexington Investment Company, Inc. (the "Company") for the year ended December 31, 2018, we will issue our report thereon dated February 27, 2019. Professional standards require that we provide you with the following information related to our audit.

Significant and Critical Accounting Policies and Practices

Management is responsible for the selection and use of appropriate accounting policies. In accordance with the terms of our engagement letter, we will advise management about the appropriateness of accounting policies and their application. The Company's significant accounting policies are disclosed in the notes to the financial statements as required by generally accepted accounting principles pursuant to Rule 17a-5 under the Securities and Exchange Act of 1934. No new accounting policies were adopted and the application of existing accounting policies was not changed during the year ended December 31, 2018. We noted no transactions entered into by the Company during the year for which accounting policies are controversial or for which there is a lack of authoritative guidance or consensus or diversity in practice.

Critical accounting policies and practices are those that are both most important to the portrayal of the Company's financial condition and results and require management's most difficult, subjective, or complex judgments, often as a result of the need to make estimates about the effects of matters that are inherently uncertain. The critical accounting policies used by the Company in its December 31, 2018 financial statements are described in Note A to the financial statements and relate to the policies the Company uses to account for investments, marketable securities, depreciation, concentrations of risk, income taxes and uncertain tax positions, revenue recognition, cash, advertising cost and use of estimates.

Critical Accounting Estimates

Accounting estimates are an integral part of the financial statements prepared by management and are based on management's knowledge and experience about past and current events and assumptions about future events. Critical accounting estimates are estimates for which (1) the nature of the estimate is material due to the levels of subjectivity and judgment necessary to account for highly uncertain matters or the susceptibility of such matters to change and (2) the impact of the estimate on financial condition or operating performance is material. The Company's critical accounting estimate(s) affecting the financial statements were:

Management's estimate of fair market value of its marketable securities at December 31, 2018.

Significant Unusual Transactions

For purposes of this letter, professional standards define *significant unusual transactions* as transactions that are outside the normal course of business for the Company or that otherwise appear to be unusual due to their timing, size or nature. We noted no significant unusual transactions during our audit.

Related-party Relationships and Transactions

As part of our audit, we evaluated the Company's identification of, accounting for, and disclosure of the Company's relationships and transactions with related parties as required by professional standards. We noted no related parties or related-party relationships or transactions that were previously undisclosed to us; significant related-party transactions that have not been approved in accordance with the Company's policies or procedures or for which exceptions to the Company's policies or procedures were granted; or significant related-party transactions that appeared to lack a business purpose.

Quality of the Company's Financial Reporting

Management is responsible not only for the appropriateness of the accounting policies and practices but also for the quality of such policies and practices. Our responsibility under professional standards is to evaluate the qualitative aspects of the company's accounting practices, including potential bias in management's judgments about the amounts and disclosures in the financial statements and to communicate the results of our evaluation and our conclusions to you. We noted that management outsourced financial reporting for year-end financial statements to a third party whom was adequately familiar with the Company and the financial reporting process. We did not note any potential bias by management in its judgment of amounts and disclosures in the financial statements.

Uncorrected and Corrected Misstatements

Professional standards require us to accumulate misstatements identified during the audit, other than those that are clearly trivial, and to communicate accumulated misstatements to management. The attached schedule summarizes the uncorrected misstatements that we presented to management and the corrected misstatements, other than those that are clearly trivial, that, in our judgment, may not have been detected except through our auditing procedures. In our judgment, none of the misstatements that management has corrected, either individually or in the aggregate, indicate matters that could have a significant effect on the Company's financial reporting process.

Management has determined that the effects of the uncorrected misstatements are immaterial, both individually and in the aggregate, to the financial statements as a whole. The uncorrected misstatements or the matters underlying them could potentially cause future period financial statements to be materially misstated, even though, in our judgment, such uncorrected misstatements are immaterial to the financial statements under audit.

Auditors' Report

In connection with the audit of the financial statements, we have provided you a draft of our auditor's report and have discussed with you.

The Company does not have an audit committee. A draft was made available to the CEO and Management.

Exceptions to Exemption Provisions

In connection with our review of the Company's Computation of Net Capital under rule 15c3-1 Securities and Exchange Commission, we did not identify any exceptions to the exemption provisions that would cause the Company's assertions not to be fairly stated, in all material respects.

Disagreements with Management

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Difficulties Encountered in Performing the Audit

For purposes of this letter, professional standards define a disagreement with management as a matter, whether or not resolved to our satisfaction, concerning a financial accounting, reporting, or auditing matter that could be significant to the financial statements or the auditor's report. We are pleased to report that no disagreements with management arose during the course of our audit.

Supplemental Information

Based on the regulatory requirements of SEC Rule 17a-5, the Company presents Schedule A - Computation of Net Capital under rule 15c3-1 and Schedule B - Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3of the SEC that accompanies the financial statements. We subjected that supplemental information to audit procedures in accordance with PCAOB Auditing Standard No. 17, *Auditing Supplemental Information Accompanying Audited Financial Statements*. Based on our audit procedures performed, the supplemental information is fairly stated, in all material respects, in relation to the financial statements taken as a whole.

This information is intended solely for the use of the CEO and management of the Company and is not intended to be, and should not be, used by anyone other than these specified parties.

Very truly yours,

Rodefer Moss & Co, PLLC

Rodefer Moss & Co, PLLC

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RODEFER MOSS & CO, PLLC

Report of Independent Registered Public Accounting Firm

To the Shareholders
of Lexington Investment Company, Inc.

We have reviewed management's statements, included in assertions made in Part 11A of Lexington Investment Company, Inc.'s (the "Company") Financial and Operational Combined Uniform Single Report ("Focus Report"), in which (1) the Company identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3(k)(2)(i) and (k)(2)(ii) (the "exemption provisions") and (2) the Company stated that they met the identified exemption provisions throughout the most recent fiscal year without exception. The Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(i) and (k)(2)(ii), of Rule 15c3-3 under the Securities Exchange Act of 1934.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 27, 2018

• Certified Public Accountants
• Business Advisors

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608 Mabry Hood Road
Knoxville, TN 37932

RM
RODEFER MOSS & CO, PLLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM ON APPLYING AGREED-UPON PROCEDURES

To the Shareholders of Lexington Investments Company, Inc.

We have performed the procedures included in Rule 17a-5(e)(4) under the Securities Exchange Act of 1934 and in the Securities Investor Protection Corporation (SIPC) Series 600 Rules, which are enumerated below and were agreed to by Lexington Investments Company, Inc. (the "Company") and the Securities Investor Protection Corporation (SIPC) solely to assist you and SIPC in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation Form SIPC-7 for the year ended December 31, 2018. The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the Public Company Accounting Oversight Board (United States) and in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1) Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, and bank statements, noting no differences;
2) Compared the Total Revenue amount reported on the annual audited report Form X-17A-5 Part III for the year ended December 31, 2018, with the Total Revenue amount reported in Form SIPC-7 for the year ended December 31, 2018, noting no differences;
3) Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences;
4) Recalculated the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments noting no differences; and
5) Compared the amount of any overpayment applied to the current assessment with the Form SIPC-7 on which it was originally computed, noting no differences.

We were not engaged to, and did not conduct an examination or review, the objective of which would be the expression of an opinion or conclusion, respectively on the Company's compliance with the applicable instructions of the Form SIPC-7. Accordingly, we do not express such an opinion or conclusion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Rodefer Moss & Co, PLLC

Knoxville, Tennessee
February 27, 2019